

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 23, 2010

Mr. Dennis G. Moore, President and Chief Financial Officer
J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, New Jersey 08109

   Re: **J & J Snack Foods Corp.**
     Form 10-K for the Fiscal Year Ended September 26, 2009
     Filed December 8, 2009
     Form 10-Q for the Fiscal Quarter Ended December 26, 2009
     Filed January 21, 2010
     Schedule 14 A Definitive Proxy Statement
     Filed December 22, 2009
     Response Letter Dated March 19, 2010
     File No. 0-14616

Dear Mr. Moore:

   We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 26, 2009

Management's Discussion and Analysis . . .

Critical Accounting Policies, Judgments and Estimates, page 12

1. We note the revised disclosure that you have provided in response, in part, to prior comment number 7. However, this disclosure did provide the analysis that we requested and therefore we reissue prior comment number 7. Please clarify how you have determined that your revenue is fixed or determinable and collectible upon shipment when shipments to end users are unknown to you, customers take deductions from the sales price when they pay you, and take deductions that they are not contractually entitled to take.

Results of Operations, page 14

2. We note your revised disclosure in connection with prior comment number 8 does not provide a discussion of the key indicators of financial condition and operating performance that management uses to analyze the short and long-term condition and results of the business. Therefore we reissue prior comment number 8 and request that you tell us the all the significant key variables that management uses to manage the business, both consolidated and by reportable segment. Please explain how the significant key variables that management uses to manage the business are fully disclosed in your MD&A discussion.

Financial Statements

Note O – Segment Reporting, page F-23

3. Your response to prior comment number 13 states that you believe that the products sold within your Food Service, Retail Supermarket and Restaurant Group segments are similar products. Please clarify how you determined that the various food and beverage products that you sell are similar in nature, and hence why you do not believe that revenue disclosure by product is necessary pursuant to FASB ASC Topic 280-10-50-40.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or Mike Karney at (202) 551-3847 with any other questions.

                                                                Sincerely,

                                                                H. Roger Schwall
                                                                Assistant Director